UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
FileThis, Inc.

Legal status of issuer

    Form
    C-Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    4/21/2010

Physical address of issuer
351 Jean Street, Mill Valley, California, 94941

Website of issuer
https://filethis.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
April 20, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
7

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$196,746	$632,717
Cash & Cash Equivalents	$127,812	$606,083
Accounts Receivable	$67,148	$26,634
Short-term Debt	$239,466	$129,730
Long-term Debt	$950,000	$650,000
Revenues/Sales	$978,524	$1,936,541
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$1,025,409	-$290,868

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
February 16, 2018

FileThis, Inc.



Up to $1,070,000 of Crowd Notes

FileThis, Inc. ("FileThis", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by April 20, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by April 20, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to April 20, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's

management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://filethis.com.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/filethis

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

FileThis, Inc. is a Delaware C-Corporation, formed on 4/21/2010.

The Company is located at 351 Jean Street, Mill Valley, California, 94941.

The Company's website is https://filethis.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/filethis and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Purchase price per Security	Determined in conjunction with a broker-dealer.
Minimum investment amount per investor	$500
Offering deadline	April 20, 2018
Use of proceeds	See the description of the use of proceeds on pages 11-12 hereof.
Voting Rights	See the description of the voting rights on pages 10, 12-13 and 16.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company's cash position is relatively weak. The Company currently has only $127,812 in cash balances as of December 31, 2017. This equates to 3 months of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive data aggregation space Additionally, the product may be in a market where customers will not have brand loyalty.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

We are subject to rapid technological change and dependence on new product development. Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

The development and commercialization of our products and services are highly competitive. We face competition with respect to any products and services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Brian Berson, CEO, Gary Zuckerman, CRO, and Trent Brown, CTO. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions. Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from inception of approximately $4,910,273 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to attract users to its software platform and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Risks Related to the Securities
The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $7,500,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $7,500,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $7,500,000 valuation cap, so you should not view the $7,500,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 29.71% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
FileThis provides a Document Aggregation Service (DAS) which allows cloud-based financial platforms to automatically and securely retrieve income and asset verification documents, such as: paystubs, 1099s, 1098s, W-2s, tax returns, bank statements, brokerage statements, insurance declarations and other types of official "documents of record" issued by financial institutions. The FileThis DAS is the underlying technology used by a wide variety of financial application platforms to automate mortgage underwriting, tax preparation, online bookkeeping, automated billpay, and other financial processes.

Business Plan
Fintech platforms across multiple industries – Mortgage, Accounting, Tax, Legal, Bill Pay – require official consumer documents in order to provide their services. By partnering with FileThis, and integrating the FileThis

technology as a white-label aggregation service inside their platform, they eliminate the need for their users to manually locate and upload these documents. This also speeds up business processes, reduces expensive follow up, and ensures high-fidelity data.

These fintech partners act as a distributor of the FileThis technology, with a small number of partners giving FileThis access to millions of users (for example, mortgage or tax clients) within these fintech markets via trusted financial service organizations. Partners are given volume-based pricing using a metered approach. For example, FileThis receives revenue each time a consumer user accesses a document via a partner platform.

The Company's Products and/or Services

Product / Service	Description	Current Market
Document Aggregation Service	Allows cloud-based financial platforms to automatically and securely retrieve income and asset verification documents, tax documents, billing documents or other required official "documents of record".	Fintech Platforms

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Our customers are companies that develop and market financial technology platforms to various fintech markets including mortgage, accounting, tax, online bill presentment, and legal.

Intellectual Property

The Company is dependent on the following intellectual property:

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
4,884,220	Physical storage of electronically-stored data or documents	FileThis	December 8, 2014	January 12, 2016	US

Litigation

None

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.35% of the proceeds, or $46,750, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.36% of the proceeds, or $89,500, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	$ of Target Amount	% if Closing Amount Raised	$ of Closing Amount Raised	% if Maximum Amount	$ of Maximum Amount

		Raised			Raised	Raised
General Expenses	50%	$6,937	50%	$226,625	30%	$294,150
Product Enhancements	25%	$3,469	25%	$113,313	30%	$294,150
Sales & Marketing	20%	$2,775	20%	$90,650	30%	$294,150
Regulatory Compliance	5%	$694	5%	$22,662	10%	$98,050

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment for the Last Three (3) Years
Brian Berson	Founder, CEO, and Director (2010 – present)	No other occupations.
Trent Brown	Founder, CTO and Director (2010 -– present)	No other occupations.
John Wortman	Director (2013 - present)	CEO, Valeo Financial Advisors LLC (2002 - present)
Jeffrey Brennan	Director (2014 - present)	VP Corporate Development and Strategy, Pitney Bowes (2013 - present)
Norman Meyrowitz	Director (2014 - present)	No other occupations.
Gary Zuckerman	CRO (2015 - present)	No other occupations.

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 7 employees. Four employees in California, 1 employee in Oregon, 1 employee in Washington, and 1 employee in North Carolina.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant	Percentage ownership of the Company by the holders of such securities prior	Other material terms

			to this Offering	to the Offering	
Common Stock	13,017,444	Holders are entitled to one vote per share of common stock held.	Holders may vote on all matters that come before shareholders of the Company, and may thus determine the timing of conversion of the Crowd Notes and the terms of the shares into which they convert.	64.72%	See below under "Classes of securities of the Company".
Series Seed Preferred Stock	4,900,114	Holders are entitled to the number of votes equal to the number of whole shares of common stock into which their preferred stock would convert.	Holders may vote on all matters that come before shareholders of the Company, and may thus determine the timing of conversion of the Crowd Notes and the terms of the shares into which they convert.	24.36%	See below under "Classes of securities of the Company".
Series A Preferred Stock	2,194,913	Holders are entitled to the number of votes equal to the number of whole shares of common stock into which their preferred stock would convert.	Holders may vote on all matters that come before shareholders of the Company, and may thus determine the timing of conversion of the Crowd Notes and the terms of the shares into which they convert.	10.91%	See below under "Classes of securities of the Company".
Convertible Notes	$1,000,000	Not Applicable	Upon a qualified equity financing, the notes would convert together with the Crowd Notes, potentially at a lower valuation cap.	Not Applicable	Converts automatically at a qualified equity financing of $2,000,000; valuation cap of $5,000,000; annual rate of 8% simple interest

Ownership
A majority of the Company is owned by a few individuals. Those individuals are Brian Berson.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Brian Berson	5,500,000 shares of Common Stock and 474,611 shares of Series Seed Stock	29.71%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
FileThis, Inc. ("the Company") is a Delaware corporation headquartered in Mill Valley, California, that provides a document aggregation service ("DAS") which allows cloud- based financial platforms to automatically and securely retrieve income and asset verification documents as well as other types of official documents of record issued by financial institutions.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $127,812 in cash on hand as of December 31, 2017 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Type of security sold	Convertible Note
Date of the offering	November 23, 2016
Exemption relied upon	Rule 506(b) of Regulation D
Amount of securities sold	$1,000,000
Use of proceeds	The proceeds were used primarily to create the necessary sales and technology infrastructure to formally enter the Document Aggregation market, and to provide a runway to gain traction in this market.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $2,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $7,500,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $7,500,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 6%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $500,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
All dividends shall be declared pro rata on the common stock and the preferred stock on a pari passu basis according to the number of shares of common stock held by such stockholders, with each holder of preferred stock treated as holding the greatest whole number of shares of common stock then issuable upon conversion of all shares of preferred stock held by such holder.

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to issued preferred stock.

Preferred Stock (Series A and Series Seed)

Dividend Rights
All dividends shall be declared pro rata on the common stock and the preferred stock on a pari passu basis according to the number of shares of common stock held by such stockholders, with each holder of preferred stock treated as holding the greatest whole number of shares of common stock then issuable upon conversion of all shares of preferred stock held by such holder.

Voting Rights
So long as at least 15% of the original number of Preferred Stock is outstanding, the Company may not take certain actions without the written consent of a majority of the holders of Preferred Stock voting as a separate class. These matters include any vote to:
- increase or decrease the authorized number of shares of preferred stock (or any series thereof);
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of preferred stock.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our preferred stock will be entitled to receive the greater the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series A Preferred Stock receive these distributions before any holders of Series Seed Preferred Stock or common stock. Holders of Series Seed Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The preferred stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Dilution
Even once the Crowd Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

None.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure
None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. The Company becomes a fully-reporting registrant with the SEC
2. The Company has filed at least one annual report, but has no more than 300 shareholders of record
3. The Company has filed at least three annual reports, and has no more than $10 million in assets
4. The Company or another party repurchases or purchases all the Securities sold in reliance on Section 4(a)(6) of the 1933 Act
5. The Company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Brian Berson
_____
(Signature)

Brian Berson
_____
(Name)

CEO, Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Brian Berson
_____
(Signature)

Brian Berson
_____
(Name)

CEO, Director
_____
(Title)

February 16, 2018
_____
(Date)

/s/Trent Bowen
_____
(Signature)

Trent Bowen
_____
(Name)

CTO, Director
_____
(Title)

February 16, 2018
_____
(Date)

/s/Norman Meyrowitz
_____
(Signature)

Norman Meyrowitz
_____
(Name)

Director
_____
(Title)

February 16, 2018
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

FILETHIS, INC.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2017 and 2016

FILETHIS, INC.

Years Ended December 31, 2017 and 2016

Table of Contents





Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of FileThis, Inc.
c/o Brian Berson, CEO
351 Jean Street
Mill Valley, CA 94941

We have reviewed the accompanying financial statements of FileThis, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 6 of the financial statements, the Company has not generated sufficient revenues to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Spokane, WA
February 7, 2018

FILETHIS, INC.
BALANCE SHEETS
(unaudited)
As of December 31, 2017 and 2016

	2017	2016
Assets		
Current assets		
Cash and cash equivalents	$ 127,812	$ 606,083
Accounts receivable, net	67,148	26,634
Total current assets	194,960	632,717
Computer equipment, net	1,786	6,459
Total assets	$ 196,746	$ 639,176
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable and accrued expenses	$ 94,333	$ 33,115
Deferred revenue	145,133	96,615
Total current liabilities	239,466	129,730
Convertible notes payable	950,000	650,000
Total liabilities	1,189,466	779,730
Commitments & Contingencies	-	-
Stockholders' equity		
Preferred stock, $0.0001 par value, 9,380,114 shares authorized, 7,095,027 issued and outstanding at both December 31, 2017 and 2016	710	710
Common stock, $0.0001 par value, 30,000,000 shares authorized, 10,501,011 and 9,445,249 shares issued and outstanding at December 31, 2017 and 2016, respectively	1,051	945
Additional paid-in capital	3,915,792	3,742,655
Accumulated deficit	(4,910,273)	(3,884,864)
Total stockholders' equity	(992,720)	(140,554)
Total liabilities and stockholders' equity	$ 196,746	$ 639,176

See accountants' review report and accompanying notes to the financial statements.

FILETHIS, INC.
STATEMENTS OF OPERATIONS
(unaudited)
For the years ended December 31, 2017 and 2016

	2017	2016
Revenue		
Document aggregation service recurring revenue	$ 688,466	$ 214,939
Subscription revenue	222,558	208,428
Document aggregation service non-recurring revenue	67,500	126,875
Non-recurring contract revenue	-	1,386,299
Total revenue	978,524	1,936,541
Operating expenses		
Wages and related payroll expenses	1,149,264	1,311,732
Engineering costs	444,565	465,689
General and administrative	300,187	198,033
Marketing costs	25,278	40,658
Professional fees	20,704	20,393
Depreciation and amortization	4,674	184,919
Total operating expenses	1,944,671	2,221,424
Other Income/(Expense)		
Other income	125	221
Other expenses	(1,575)	(1,125)
Interest expense	(57,812)	(5,080)
Total other income/(expense)	(59,262)	(5,984)
Net loss Before Income Tax	(1,025,409)	(290,868)
Provision for Income Tax	-	-
Net loss	$ (1,025,409)	$ (290,868)

See accountants' review report and accompanying notes to the financial statements.

FILETHIS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(unaudited)
For the years ended December 31, 2017 and 2016

	Common Stock		Preferred Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance on December 31, 2015	9,445,249	$ 945	7,095,027	$ 710	$ 3,700,688	$ (3,593,996)	$ 108,347
Stock compensation					41,967		41,967
Net loss						(290,868)	(290,868)
Balance on December 31, 2016	9,445,249	945	7,095,027	710	3,742,655	(3,884,864)	(140,554)
Stock compensation					88,782		88,782
Shares issued for services	1,055,762	106			84,355		84,461
Net Loss						(1,025,409)	(1,025,409)
Balance on December 31, 2017	10,501,011	$ 1,051	7,095,027	$ 710	$ 3,915,792	$ (4,910,273)	$ (992,720)

See accountants' review report and accompanying notes to the financial statements.

FILETHIS, INC.
STATEMENTS OF CASH FLOWS
(unaudited)
For the years ended December 31, 2017 and 2016

	2017	2016
Cash flows from operating activities		
Net loss	$ (1,025,409)	$ (290,868)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization	4,673	184,919
Stock issued for services	84,461	-
Stock issued as compensation	88,782	41,967
Bad debt expense	24,000	-
Changes in operating assets and liabilities:		
Accounts receivable	(64,514)	(1,403)
Prepaid expenses	-	4,000
Accounts payable and accrued expenses	61,218	27,648
Deferred revenue	48,518	(530,809)
Net cash used by operating activities	(778,271)	(564,546)
Cash flows from investing activities		
Purchases of fixed assets	-	(1,568)
Net cash used by investing activities	-	(1,568)
Cash flows from financing activities		
Proceeds from issuances of convertible notes	300,000	650,000
Net cash provided by financing activities	300,000	650,000
Net decrease in cash and cash equivalents	(478,271)	83,886
Cash and cash equivalents, beginning	606,083	522,197
Cash and cash equivalents, ending	$ 127,812	$ 606,083
Supplemental Information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ -	$ -

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

FileThis, Inc. ("the Company") is a Delaware corporation headquartered in Mill Valley, California, that provides a document aggregation service ("DAS") which allows cloud-based financial platforms to automatically and securely retrieve income and asset verification documents as well as other types of official documents of record issued by financial institutions.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs

The Company's advertising costs are expensed as incurred. No advertising costs were recognized during the years ended December 31, 2017 or 2016.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company records revenue associated with partner service contracts with third-party licensees of the Company's DAS. Revenue is recognized under these contracts in the following manner: (1) monthly user fees, (2) monthly minimum fees, and (3) one-time setup fees. Monthly minimum fees and monthly user fees are recognized at the end of each month over the term of the individual partner service contract. One-time setup fees are generally recognized upon the execution of a partner service contract.

The Company may also enter into development contracts whereby the Company provides certain engineering and development services to third-parties. Revenue is generally recognized either (1) upon completion of the contracted work or (2) upon completion of certain milestones, as defined in the development contract.

The Company also recognizes revenue on monthly, annual, and three-year subscriptions through a consumer version of its DAS, including online and mobile applications. Subscriptions are paid in advance and initially recorded as deferred revenue upon payment, and recognized as revenue over the term of the subscription. For any subscription that is subsequently cancelled, revenue will be recognized up to the date of cancellation and the remaining portion of payment attributable to the unused periods is refunded to the subscriber and recorded as refund on sales.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017 and 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. At times, the Company may hold cash balances in excess of federally insured limits.

Allowance for Doubtful Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts. At December 31, 2017 and 2016, the Company recorded an allowance for doubtful accounts of $24,000 and $0, respectively. During the years ended December 31, 2017 and 2016, the Company recognized bad debt expense of $24,000 and $0, respectively, recorded under the heading 'General and administrative' on the statements of operations.

Computer Equipment

Computer equipment is recorded at cost. Depreciation is calculated over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment charge was considered necessary at either December 31, 2017 or 2016.

Software

Costs for internally developed software to be marketed to outside users are recorded pursuant to ASC Section 985 *Software*. Research and development costs prior to attaining 'technological feasibility' are expensed as incurred. Costs incurred thereafter to develop final product are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2017 or 2016.

Deferred Revenue

Deferred revenue consists of cash received from customers as prepayments of annual and multi-years subscriptions, as well payments made pursuant to certain DAS contracts that were deemed to not be yet earned, per the contract. Revenue from the prepayments for subscriptions will be recognized monthly over the contractual term of the subscription. Revenue from DAS contracts will be recognized when the contractual services are provided by the Company. At December 31, 2017, deferred revenue consists of $98,133 and $47,000 attributable to prepaid subscriptions and prepaid DAS fees, respectively. At December 31, 2016, all deferred revenue consists of prepaid subscriptions.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service, which has a statute of limitation of three years from the due date of the return. As such, all tax years from 2014 are open for potential examination.

The Company currently has a tax net operating loss (NOL) of $3,675,928 for which it may receive future tax benefits. However, as of December 31, 2017, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through February 7, 2018, the date these financial statements were available to be issued.

During January 2018, the Company issued a $50,000 convertible note. The note bears interest at 8% per annum, matures 36 months from date of issuance, and has the same conversion provision as outlined in Note 5.

NOTE 2 – SOFTWARE, NET

Intangible assets consist of the following at December 31:

	2017	2016
Software	$ 536,775	$ 536,775
Accumulated amortization	(536,775)	(536,775)
Software, net	$ -	$ -

Amortization expense was $0 and $178,925 for the years ended December 31, 2017 and 2016, respectively.

NOTE 3 – PREFERRED STOCK

The Company has 9,380,114, $0.0001 par value shares of preferred stock authorized at December 31, 2017 and 2016, which consists of 4,480,000 Series A shares and 4,900,114 Series Seed shares, respectively. At both December 31, 2017 and 2016, there were issued and outstanding Series A preferred shares and Series Seed preferred shares of 2,194,913 and 4,900,114 (total of 7,095,027 shares), respectively.

Both classes of preferred shares are convertible at any time, at the election of the holder, at a conversion price equal to the original purchase price of the preferred shares. There were no conversions of either class of preferred shares during the years ended December 31, 2017 or 2016.

NOTE 4 – COMMON STOCK

The Company has 30,000,000, $0.0001 par value, shares of common stock authorized at both December 31, 2017 and 2016. At December 31, 2017 and 2016, there were issued and outstanding common shares of 10,501,011 and 9,445,249, respectively.

During the year ended December 31, 2017, the Company issued 1,055,765 shares for services valued at $84,461. There were no common shares issued during the year ended December 31, 2016. There were no exercises of outstanding options in either year ended December 31, 2017 or 2016.

Certain common shares issued and outstanding remain subject to certain vesting provisions. These shares vest ratably over the 48-month period from grant date. As of December 31, 2017 and 2016, vested common shares outstanding was 10,501,011 and 10,499,093, respectively.

During the years ended December 31, 2017 and 2016, the Company recognized stock compensation expense resulting from the vesting of outstanding common shares of $27,250 and $4,167, respectfully, and was allocated between 'Marketing costs' , 'Engineering costs' , and 'General & administrative' on the statements of operations

NOTE 5 – CONVERTIBLE NOTES PAYABLE

The Company received cash proceeds of $950,000 for convertible notes issued between November 2016 and December 2017. The notes bear interest at 8% per annum, and mature 36 months from the date of issuance. Upon maturity, all principal and accrued interest becomes due and payable in cash. The notes may be converted into shares of common stock of the Company upon the following:

1. Upon the Company receiving cash of no less than $2,000,000 for the sale of the Company's shares ("Qualified Financing"), outstanding principal and accrued interest will be automatically converted into shares of the Company's common stock at a price equal to the lesser of the price paid for shares as part of the Qualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual promissory notes.

2. Upon the Company selling shares of common stock on or before the date of the repayment in full of outstanding principal and accrued interest ("Unqualified Financing"), the holders have the option to convert outstanding principal and accrued interest into common shares of the Company's stock at a price equal to the lesser of the price paid for shares as part of the Unqualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual promissory notes.

As of both December 31, 2017 and 2016, there has been neither a Qualified Financing or Unqualified Financing triggering the conversion of outstanding convertible debt, and as such there have been no conversions of outstanding principal or accrued interest into common shares of the Company.

During the years ended December 31, 2017 and 2016, the Company recognized interest expense related to outstanding convertible notes of $57,440 and $5,080, respectively. At December 31, 2017 and 2016, accrued interest was $62,520 and $5,080, respectively, and recorded under the heading 'Accounts payable and accrued liabilities' on the balance sheets.

NOTE 6 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $4,910,273 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to attract users to its software platform and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 7 – STOCK OPTIONS

The Company has 5,017,444 stock options authorized for the purchase of common shares. A summary of option activity is as follows:

	Options - Common Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding December 31, 2015	1,380,000	$ 0.17	3
Granted	-	-	-
Expired/Forfeited	(700,000)	$ 0.11	2
Exercised	-	-	-
Outstanding December 31, 2016	680,000	$ 0.24	2
Granted	1,350,000	$ 0.08	10
Expired/Forfeited	(80,000)	$ 0.14	6
Exercised	-	-	-
Outstanding December 31, 2017	1,950,000	$ 0.14	8

Outstanding options vest 25% 12 months from the grant date with the remaining 75% vesting evenly over remaining 36 months. At December 31, 2017, there is $98,449 of unrecognized stock compensation cost expected to be recognized over weighted average remaining life of 9.3 years.

During the years ended December 31, 2017 and 2016, the Company recognized stock compensation expense resulting from the vesting of outstanding stock options of $61,532 and $37,800, respectfully, and was allocated between 'Marketing costs' , 'Engineering costs' , and 'General & administrative' on the statements of operations.

NOTE 8 – CONCENTRATIONS

During the years ended December 31, 2017 and 2016, approximately 69% and 73% of Document aggregation service recurring revenue was from two customers, respectively.

During the year ended December 31, 2016, substantially all non-recurring contract fees were from three customers.

EXHIBIT C
PDF of SI Website


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FileThis, Inc.

B2B platform powering FinTech companies with simple, secure retrieval of personal finance documents. Edit Profile

$500	$7,500,000	Crowd Note
Minimum	Valuation cap	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

FileThis, Inc. is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by FileThis, Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

PROFILE MENU

Highlights
Overview
Product & Service
Team Story
Q&A with Founder
Term Sheet
Investor Perks
Prior Rounds
Financial Discussion

Potential Users Of FinTech Products (2018)

275 million

Annual Recurring Revenue (2017)

$900,000

- Tested by 100,000+ consumer users
- 2x YoY growth (2016 - 2017, Year 1 of B2B pivot)
- 90% gross margins in December 2017

› 12 distribution partners disrupting mortgage, tax, accounting, online bill pay, and law (each industry segment represents an addressable market with millions of users)

› Round Size: US $1,000,000

› Raise Description: Bridge

› Minimum Investment: US $500 per investor

› Security Type: Crowd Note

› Valuation Cap: US $7,500,000

› Offering Type: Side by Side Offering

FileThis makes it easy for FinTech platforms to securely retrieve consumers' official personal finance documents.

Problem

FinTech companies are making it easier for millions of consumers and small businesses to apply for loans, prepare taxes, pay bills, and complete other financial transactions. They also face the same problem again and again, "How can we make it easier and faster for consumers to submit required verification documents?"

Solution

 FileThis provides a simple and secure solution- it allows FinTech platforms to automatically gather pay stubs, W-2s, tax returns, bank statements, billing statements, and other official documents of record. By partnering with FileThis, FinTech platforms eliminate the need for users to manually upload documents--speeding up business processes, reducing expensive administrative follow-ups, and ensuring reliable, high-fidelity data. We save consumers, lenders, and professional advisors time and money.

Pitch Deck



Confidential - © 2017 FileThis, Inc.

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Product & Service

FileThis provides "drop-in" components which enable FinTech platforms to quickly incorporate an automatic document and data aggregation engine into their products.

We created a **proprietary document aggregation framework**, which securely and automatically gathers official PDFs and metadata from over 800 institutions: banks; lenders; payroll providers; utilities; as well as credit card, investment, insurance, and tax preparation companies. Equally important, the framework allows FileThis to efficiently add new institutions while also ensuring the reliability of existing connections.

Our proprietary framework makes it easier and more efficient for FinTech platforms to rely on FileThis to obtain a wide range of official personal finance documents, which in turn provides our partners--and their customers--with a competitive advantage.

Business Model

FileThis receives revenue each time a user accesses documents via a partner platform. Depending on volume, pricing ranges between $2.00 and $5.00 per user, per month. For example, if a FileThis partner had 1,000 users in their system in a given month, FileThis would receive a royalty payment of $5,000 for that month.

We have a highly scalable channel distribution model. Instead of building a large direct sales force, our FinTech platform partners effectively act as our sales channel. Each time a partner integrates FileThis into their product offering, we gain access to their existing customers and target market. As a result, a relatively small number of partners provides FileThis with access to millions of potential users. As FileThis obtains more platform partners, our revenue grows. As FileThis partners grow and disrupt Personal Finance, our growth accelerates.

Competitive Edge

In a broad context, FileThis is a data aggregator for financial institutions (FIs) and other industry companies. While there are a number of aggregators in the market, they focus on transactional data. FileThis is unique in that it focuses on aggregating original personal finance documents. Furthermore, FileThis aggregates these documents from a broad spectrum of industries, including finance, payroll, tax, insurance, telecommunications and utilities. FileThis also provides a unique depth of coverage by collecting up to 3 years of official statement histories with automatic, ongoing updates. Please see the Q&A section below for more details.

Testimonials

"I just wanted to say congrats and great job on all the new account features. I've been a client since March of 2014 and your service just continues to grow and impress me. What you provide is invaluable and helps me both in organization and in peace of mind and I just wanted to say thank you for making such a top quality product that is continuously striving towards excellence." **- Rachel (*via email*)**

"This app is a personal organization game-changer! Truly amazing." **- Brad (*via facebook*)**

"Being a small business owner, the last thing I want to do at the end of the day is to gather all the docs and statements from everywhere, rename them and organize them for my accountant. It is just not fun and not what I want to do with my time...Thanks for doing it for me FileThis!" **- Dan (*via email*)**

"@FileThisCompany your service ... just outstanding. I love it. Thank you." **- David (*via twitter*)**

"THANK YOU!!!!! Your service makes my life sooo much better. I really appreciate what you do." **- Nick (*via email*)**

"I just wanted to send a quick note to say that I am so impressed with your company and your service! I've been a happy customer for a while now and love how you just keep adding more and more connections. Storage on Google Drive works great and is so convenient. It's rare these days to find a company clearly interested in just providing a great service and not looking for a million different angles on how to milk their users for every cent. Glad to be a paying customer and will continue to recommend and support FileThis - keep up the good work!" **- Steve (*via email*)**

Example: Making it easier to apply for a mortgage

Applying for a mortgage can be a big hassle for consumers trying to purchase a home. Aside from filling out an application, borrowers have to submit a variety of personal documents: pay stubs, W-2s, bank statements, even tax returns. Unfortunately, the same information is often requested multiple times during the application process, which creates frustration and delayed loan approvals.

FileThis is working with lender platforms to eliminate the hassle of applying for a mortgage by creating an intuitive and efficient consumer website experience. As a result, borrowers no longer need to organize and gather documents for submission to a loan officer. Instead, as consumers complete their loan applications online, they connect their relevant accounts (bank, payroll, tax, etc) to the online lending system. FileThis then automatically gathers pay stubs, W-2s, bank statements, tax returns, and other official documents--eliminating tedious work for borrowers and loan officers, reducing expenses for lenders, and speeding up loan decisions.

Like mortgage lending, FileThis being used to streamline other financial processes that require personal finance documents. We are also working with online billing, bookkeeping, tax and legal platforms to make it easier for consumers and small businesses to complete important, "everyday" financial transactions.

Gallery



Media Mentions
















Team Story

When Brian's mother, Rona, was diagnosed with early onset Alzheimer's disease, Brian began to help manage her financial affairs. There were literally hundreds of documents to organize, and it was difficult to determine which documents were important and which could be discarded. Brian thought, "We are living in the 21st century, why isn't there a better way to digitally organize personal finance documents?"

For Brian, it was painfully obvious what was needed: a secure, cloud-based, personal finance-oriented, digital vault, where consumers could store, manage and share their important household documents. Since Brian and Trent had recently built and sold their first startup—which also had to manage (different types of) files—they were very comfortable with the concept and enthusiastically launched FileThis.

Early on, Brian and Trent were inspired by how mint.com obtained data feeds. Instead of requiring users to scan, upload and manually organize documents, FileThis would connect directly to users' online services and automatically gather original personal finance documents as they became available. Today, FileThis automatically retrieves and organizes information from over 800 of the largest financial, insurance and utility companies in the US.

FinTech creates large B2B opportunity

After the launch of FileThis, we began receiving inquiries from users of our service who also happened to be executives of FinTech companies. Several wrote us with similar observations and questions. First they observed, "FileThis automatically retrieves original PDFs of the same personal finance documents that we require for our financial processes." This was followed up by the same question, "Do you have an API that we can use to incorporate your service into our FinTech offering?"

In fact, we had created an API to build the foundation for the original FileThis service. So yes, FileThis had an API and the underlying technology framework to offer the same FileThis service to other FinTech platforms.

After signing our first partners in online bill pay and accounting, we evaluated other financial processes that were being transformed by cloud-based services. For example, online mortgage platforms are disrupting a market that processes 16 million mortgage applications a year, while online tax systems are being used by 80 million tax payers each year. Similarly, 18 million small business users are candidates for online accounting services, while 1 million divorces require financial disclosures each year.

We quickly realized that the B2B opportunity for FileThis was extremely large; each FinTech sector is disrupting processes that involve millions of potential users. Therefore, a partner-based B2B offering would create a highly scaleable distribution channel: every time a FinTech partner incorporates FileThis into their system, the partner's users effectively become FileThis users.

Since we launched our B2B service, we've made substantial progress in working with partners in a variety of financial sectors. At the same time, our consumer site continues to be enjoyed by our direct users. The site also feeds our B2B business by acting as both a lead generator and by providing us with valuable feedback on the health of the FileThis service.

Founders and Officers



Brian Berson
CO-FOUNDER AND CEO



A successful 30-year veteran of the software industry and a passionate entrepreneur at heart, Brian is happiest when he is creating products and solving problems - especially when the problem is personal as with FileThis (read the Team Story above).

Prior to launching FileThis, Brian and Trent founded their first startup – DiamondSoft – aimed at helping the print publishing and graphic arts industries manage the licensing and use of fonts. By the time they sold it in 2003, they had revolutionized the market with the first server-based font management system with customers including Time, Inc., Hallmark, Ogilvy & Mather, RR Donnelly and hundreds more.

Brian is a U.C. Berkeley (Cal) Bear through and through. Not only did he receive both his undergrad engineering degree from Cal and his MBA from the Haas School of Business at Cal, but his son recently graduated from Cal's engineering department as well. Go Bears!



Trent Brown
CO-FOUNDER AND CTO

With almost three decades of experience designing, coding and managing software and systems development, Trent is both an accomplished system architect, and an effective leader. He is the perfect mix of an engineering "geek" – always interested in the newest advances in technology – and a polished CTO – knowing how to keep things on track and running smoothly.

Trent received his Bachelor's degree in computer science from San Francisco State and has worked for a number of companies including Adobe Systems and Extensis, and pairing up with Brian on a 2 startups, DiamondSoft and now FileThis.



Gary Zuckerman
CRO

For the last 25 years, Gary has specialized in introducing new software products that transform industries and create new markets. With a successful track record at startups as well as publicly traded companies, he particularly enjoys the creative process and collaboration required to build new sales channels and new businesses.

Prior to FileThis, Gary created the OEM and international channel program for Xythos, an innovative file and document management company. OEM partners--such as Blackboard, Oracle, SAP, and SAS Institute--incorporated Xythos in their products, which generated a multi-million dollar revenue stream for Xythos and led to a successful acquisition by Blackboard, a pioneer in education technology. He also created a highly effective distribution network in Japan, with customers such as: Toyota Motor Company, Japan Airlines, Dainippon Sumitomo Pharma, the Japanese Ministry of Defense, and many other organizations.

Gary earned degrees in economics and government and politics from the University of Maryland.

Notable Advisors & Investors



Pitney Bowes



Geekdom Fund



Guy Kawasaki



Norm Meyrowitz

Q&A with the Founder

Q: What does your integration process look like and how long does it typically take?

FileThis, Inc.: Our integration process involves the following steps: 1. Partners use a publicly available API to integrate our technology with their UX (it is a seamless experience for the user); 2. We provide a technical overview with lead developer(s) on business partner team; 3. We create of a Slack channel for collaboration between partners and our CTO; 4. API Implementations have taken 4-6 weeks (including testing and release); sometimes they have taken more time due to partner resource assignments. However, we recently released Web Components, which allow partners to "drop in" our components. The components significantly reduce the amount of effort required generally, and the amount of API integration in particular. We expect the deployment time to take 1-3 weeks depending on partner resource allocations. (Skilled engineers have been able to use the components rapidly).

Q: Please detail any competitive advantages you have. Who do you match up with most closely?

FileThis, Inc.: In a broad context, FileThis is a data aggregator for financial institutions (FIs) and other industry companies. As such, we are part of the category that includes companies such as Yodlee, Plaid, Finicity, Quovo and others. What sets FileThis apart from these other data aggregators is the following: 1.Document Aggregation: -FileThis is the only data aggregator to aggregate a consumer's documents (bills, statements, 1098, 1099, W-2, other tax related documents, paystubs, tax returns, policy declarations, explanation of benefits and more). These documents are the official documents of record issue to their consumer customers on a monthly basis (e.g. this is a consumer's actual monthly bank statement from Chase). 2.Breadth of Coverage: -While most data aggregators focus on financial institutions, FileThis aggregates data from across a multitude of industries, including Financial (banking, credit cards, wealth management/investment), Payroll, Tax, Insurance (health, property, auto, rental), Utilities (energy, water, waste, security), Telecommunications (cable, tv, internet, phone, wireless) 3.Depth of Coverage: -FileThis aggregates user documents per account going back up to 3 years' worth of data if available. Given the focus on consumer documents, FileThis stands alone in the data aggregation space.

Q: Please highlight what you consider as barriers to entry in your industry.

FileThis, Inc.: Time to market and cost. Data aggregation utilizes a primarily web-scraping technology. Given the amount of focus on security across the internet, and particularly with financial institutions, web-scraping technologies – especially the ability to login to a secure site and supporting the multitude of ever increasing complexity of security features – make web-scraping an incredibly difficult technology to master. Doing it at scale and supporting hundreds or thousands of sites – can take a company anywhere from 36-60 months and can require a growing number of personnel to manage the ongoing maintenance of the scripts required to scrape the sites. FileThis has developed proprietary technology framework and API which allows us to rapidly add support for new institutions, monitor and manage existing institution connections, and effectively handle site changes with minimal disruption to our partners/end users.

Q: Why did total revenue drop from $1.9M in 2016 to $978k in 2017?

FileThis, Inc.: The decline in total revenue was due to the fact that we completed a one-time $1.3M development and licensing contract in 2016; the development project helped us to enhance the product infrastructure required for our B2B offering. It is also important to note that our ongoing business is measured by recurring revenue, which more than doubled— from $423,437 to $911,024—between 2016 and 2017.

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.



TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Bridge	Bridge
Round size	US $1,000,000	US $1,000,000
Minimum investment	$20,000	US $500
Security type	Crowd Note	Crowd Note
Conversion discount	20.0%	20.0%
Valuation cap	US $7,500,000	US $7,500,000
Interest rate	6.0%	6.0%

Use of Proceeds

If Minimum Amount Is Raised



- General Expenses
- Product Enhancements
- Sales & Marketing
- Regulatory Compliance

If Maximum Amount Is Raised



- General Expenses
- Product Enhancements
- Sales & Marketing
- Regulatory Compliance

Investor Perks

First 100 investors who invest $1000 or higher will receive a 3 Year Ultimate subscription to the FileThis Consumer service

Investments of $10,000 or higher will receive a Life Time Ultimate subscription to the FileThis Consumer service

Investments of $25,000 or higher will get to have dinner in San Francisco with the FileThis management team (does not include travel or lodgings)

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of FileThis, Inc.'s prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $1,000,000
Close Date	Sep 28, 2012
Security Type	Convertible Note

Seed

Round Size	US $1,216,358
Close Date	Apr 5, 2013
Security Type	Preferred Equity

Series A

Round Size	US $1,470,000
Close Date	Oct 22, 2014
Security Type	Preferred Equity

Bridge

Round Size	US $1,000,000
Close Date	Nov 23, 2016
Security Type	Convertible Note
Valuation Cap	US $5,000,000

Financial Discussion

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

FileThis, Inc. ("the Company") is a Delaware corporation headquartered in Mill Valley, California, that provides a document aggregation service ("DAS") which allows cloud-based financial platforms to automatically and securely retrieve income and asset verification documents as well as other types of official documents of record issued by financial institutions.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $127,812 in cash on hand as of December 31, 2017 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Risks and Disclosures

The Company's cash position is relatively weak. The Company currently has only $127,812 in cash balances as of December 31, 2017. This equates to 3 months of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive data aggregation space Additionally, the product may be in a market where customers will not have brand loyalty.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

We are subject to rapid technological change and dependence on new product development. Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

The development and commercialization of our products and services are highly competitive. We face competition with respect to any products and services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Brian Berson, CEO, Gary Zuckerman, CRO, and Trent Brown, CTO. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

EXHIBIT D

Investor Deck



FileThis

DISCLAIMER

This presentation contains offering materials prepared solely by FileThis without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

OUR TEAM



Brian Berson
Co-Founder/CEO

GM, Celartem's Extensis Division
CoFounder/CEO, DiamondSoft
(sold to Celartem)
Director, Island Graphics
– – – – –
MBA, Haas School of Business, UC Berkeley
B.S. Computer Science, UC Berkeley



Gary Zuckerman
CRO

CEO, Everest North America
VP Japan, Blackboard
VP Business Development, Xythos
– – – – –
B.A. Economics, University of Maryland
B.A. Government & Politics, University
of Maryland



Trent Brown
Co-Founder/CTO

Senior Computer Scientist, Adobe
CoFounder/CTO, DiamondSoft
(sold to Celartem)
Software Engineer, Island Graphics
– – – – –
B.S. Computer Science, San Francisco
State University

OUR STORY



2014 — Launched consumer product: filethis.com

2015 — Began receiving interest for B2B offering

2016 — Pivoted focus from B2C to B2B model

2017 — Launched 5 new partners, expanding into additional mortgage, tax, and bookkeeping platforms

2018 — Currently raising funds to grow and enhance B2B offering

THE PROBLEM

Fintech platforms across many segments face the same problem... over and over and over.



Accounting
28M small businesses

Legal
800K+ divorces per year

NEED OFFICIAL DOCUMENTS

Tax Filing
70M e-returns per year

Mortgage
16M applications per year

Bill Pay
8.2B bills per year

THE SOLUTION

FileThis solves the problem by acting as a **document aggregation engine** for fintech platforms.



WHAT WE DO
FileThis obtains official PDFs and metadata from over 800 institutions: banks; lenders; payroll providers; utilities; as well as credit card, investment, insurance, and tax preparation companies.

THE BENEFITS
By partnering with FileThis, fintech platforms eliminate the need for their users to manually upload documents. This also speeds up business processes, reduces expensive follow-up, and ensures high-fidelity data.

HOW IT WORKS: Mortgage Example


MODERNE
Brian
My Mortgage
Docs
People
Back to tasks
Please select or search for your institution
Enter service name...
We're committed to your security. All of our connections are encrypted with AES-256 encryption. No account details are stored, and we only securely store the documents you choose to provide to your loan officer.
CHASE
Bank of America
WELLS FARGO
Capital One 360
USAA
citibank
Maxwell | System
6:41 pm EST
New task - Provide documents for Investment Account Statement

1) DROP-IN INTEGRATION
FileThis works with fintech partner to integrate API into Lender platform.

2) USER SIGN-IN
Borrower logs in to Lender platform to apply for a loan.

3) ACCOUNT CONNECTION
Borrower uses white-labeled FileThis document aggregator to connect Lender platform to relevant accounts (e.g. Chase Bank, ADP Payroll, etc).

4) FILETHIS DOCUMENT AGGREGATION
FileThis pulls pay stubs, W-2s, bank statements, tax returns, and other official documents from users' connected accounts and delivers them to the Lender platform, doing the heavy lifting so borrowers don't have to.

SALES STRATEGY

We have a highly scalable channel distribution model, with a small number of partners giving us access to millions of users.

FileThis partners and integrates with fintech applications such as mortgage and tax platforms.

These platforms sell to well-known financial firms like Freedom Mortgage, Wells Fargo, and PwC.

This distribution model provides FileThis with access to millions of mortgage and tax clients via trusted financial service organizations.



BUSINESS MODEL

FileThis receives revenue each time a user accesses documents via a partner platform. Partners have volume–based pricing using a metered approach.

Mortgage platform	Tax platform
FileThis receives $2.00 – 5.00 per user	**FileThis receives $3.00 – $5.00 per tax return**
Now: 4,000 users/month	2017: 12,000 returns/year
2020 expected: 100,000 users/month	2020 expected: 200,000+ returns/year

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

PARTNER SNAPSHOT

A mortgage platform signs
large mortgage lenders like Wells Fargo. As lenders like Wells Fargo make the mortgage platform available to borrowers, FileThis revenue increases.



Mortgage platform

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

COMPETITIVE ANALYSIS

	YODLEE	PLAID	finicity	Hubdoc	FileThis
API Integration	YES	YES	YES	NO	YES
Historical Documents	NO	NO	NO	NO	YES
Current Documents	NO	Limited	Limited	YES	YES
Document Type	None	Statements	Statements & Bills	Statements	Bills, Statements, Tax documents, Tax returns, Pay stubs, Policy declarations
Data Extraction	YES	YES	YES	Limited	Limited

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

PERFORMANCE

Highlights:

$900K ARR

2X YoY growth

~90% Gross Margin

No B2B churn



PERFORMANCE & PROJECTIONS



This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

13

PRIOR FUNDING

B2C Focus:

2012: Convertible Note $1M – Friends, Family, Angels

2013: Seed Investment $1.1M – Pitney Bowes, Valeo FT13

2015: Series A $1.5M – Pitney Bowes, Valeo FT13, Geekdom Fund

B2B Focus:

2016–2017: Convertible Note $1M – Geekdom Fund, Individual Investors

WE ARE CURRENTLY RAISING TO:

If Minimum Amount Is Raised



- General Expenses
- Sales & Marketing
- Product Enhancements
- Regulatory Compliance

If Maximum Amount Is Raised



- General Expenses
- Sales & Marketing
- Product Enhancements
- Regulatory Compliance

EXHIBIT E

Video Transcript

Dave: Our next guest created a portal that he says safely fetches and organizes any and all important personal documents. That's cool. Well, you think that's cool? How about the company name? He is the founder of 'FileThis' and his name is Brian Berson. Brian, welcome 'into tomorrow'. How are ya?

Brian: Very well, Dave. Good to meet you.

Dave: It's nice to meet you too. It sounds like an interesting command – 'File this'. It sounds like I need to add the word 'Damn it' or something after it. You know, it just sounds like we got to get...

Brian: But, you're hitting exactly on what the whole concept is. And the whole concept is: we're trying to help consumers go paperless and manage all the paperwork that they have to deal with in their house every month. But, one of the things we realized are... consumers are already overwhelmed with everything that's going on in their life.

Dave: That's an understatement, right?

Brian: So, asking them, you know, to take on one more thing and manage their paperwork and organize it is not helping them.

Dave: No.

Brian: And so, we developed 'FileThis' really as an automated system, and the name 'FileThis' is exactly what you're suggesting. You're handing a stack of documents to your assistant and saying, "Yeah. File this. You do it. I don't want to do it."

Dave: Yeah, very cool. Now, what if you don't have an assistant? Well, that's what kids are for. I don't know. The point being though, it's that you can talk in terms of 'here's something else important'. And of course, if it's a paper document and it's important, you better do something to digitize such a thing and save it somewhere safe. Right?

Brian: That's right. We believe that, in the end, all your documents should be digitized. They should be on the cloud. They should be accessible and the whole idea is be able to get access to any document you need, when you need it, wherever you are. So, I mean, the 'use cases' go on and on. Right? You are standing in front of a bank manager trying to do a refinance on your house and he says, "We need the last two pay stubs and three copies of your bank statements." Well, you don't want to turn home... turn around, drive home, find the documents, bring them back. You just bring up 'FileThis' and your documents are there. And that goes on and on.

Dave: Now, that's assuming that you did in fact 'file them' as when you should have 'filed this'.

Brian: That is correct. That is correct.

Dave: But, that's the point. It's that if you are making it that easy... and we'll talk about how does that work. Then, it should be sort of a no-brainer. I mean, anything important, you just automatically 'FileThis', right?

Brian: Exactly. Exactly. The whole point is you set it up one time, and then from then on, it just sort of... it does its thing and it's organizing and managing it all for you. The worst you might have to do occasionally is upload a document or email it to, you know, to your account. But, everything just ends up in one place fully organized.

Dave: So, how does it work then? I mean, do you provide a scanner and along with a command or what?

Brian: No, actually, it's better than that. It's more digital than that. And, what we do is we automatically go out to your online household and financial accounts, and we automatically fetch your documents for you and deliver it. It's... Think of it...

Dave: So, I'm giving you my banking information?

Brian: Yes, you are. You mentioned security earlier, which we can absolutely delve into, but let me finish about how it works a little bit.

Dave: Okay, sure.

Brian: So, think of it as, you know, like the US Mail service digitally and automatically delivering your documents right to where you want. And you mentioned earlier, when you started the segment that we were introducing a portal. That is one of the things we are introducing, but 'FileThis' actually allows you to decide where you want your documents to be stored. So, if you're already working with a cloud based service, if you've already picked 'Evernote' for your stuff or Dropbox or Google, whatever it is...

Dave: And you're already using whatever service...

Brian: ...and you're already using it. We're not forcing you to change that. All we're offering you is the ability to use 'FileThis' service to automatically get your documents and deliver it to your 'Evernote' account for you. So, things just pass through our system, but the way it works is essentially as you mentioned. We support about 300 or so of the biggest sites in the US right now. So, all your big bank sites - Bank of America, Chase, Citi, Wells Fargo; all your big utility accounts – AT&T and Verizon and Comcast ___; you know, your financial accounts, your insurance accounts...

Dave: So, do I change my address with these companies so that the documents go to you or this is all done digitally?

Brian: No, no. You just link your accounts to 'FileThis'. You do provide us the credentials to your accounts and then FileThis will automatically, on your behalf, login to that site, get your documents and deliver to wherever you've asked us to deliver it to. In fact, the very first time we connect and get your documents, we'll get back 3 years worth of your back statements as well. So, you start with a decent backlog of all your documents, and then from that point on, every month as new documents come out or if they come out more often than that, FileThis will just automatically be fetching them and delivering them to your account and notifying you that your documents are in that account. So, you know, the problem today is, if you sign up to go paperless with your statements on each of these sites...

Dave: And most companies are urging you to do that and they are charging you if you still want paper.

Brian: … and they have been begging you to do that for, you know, for 20 years. The problem is that they don't deliver anything to you. What they send you is an email at the end of every month saying, "Please login to our site to go get your documents." So, you, as a consumer, are getting 20 different emails from 20 different companies asking you to login to 20 different sites usually with 20 different sets of credentials, and go find your documents and download them. That's way too much time and effort for most of the consumers.

Dave: And speaking of time and effort, we've only got about 30 seconds. So, let's circle back to again that most important security.

Brian: Okay. So, I mean, I could go on and on.

Dave: I'm sure, but we gotta…

Brian: But, the bottom-line is that security is built into the fabric of the product. Everything is encrypted from every step of the way. All your data is encrypted behind multiple levels of firewalls, both software and hardware. Security is absolutely taken care of.

Dave: Good. And I'm assuming you don't do all this for free. So, how does it price? How do we do determine them?

Brian: Well, we are a freemium product. So, we allow you to connect up to 6 institutions for free forever. And then, beyond that, it's $2 a month for up to 12 connections, and then beyond that, it's $5 a month for as many as you want it.

Dave: Well, it sounds to be very reasonable because now the freemium will give me the opportunity to say, "This is working."

Brian: That's right.

Dave: "I'm liking this." And that's obviously your goal.

Brian: That is a goal.

Dave: And for another couple of bucks, I can keep going and so forth and grow as I need to.

Brian: Absolutely.

Dave: Love it.

Brian: That's what it's all about.

Dave: filethis.com – easy website to remember too, because that's the goal here. Brian, thank you so much for spending a few minutes with us and…

Brian: You're very welcome.

Dave: …let us know how things are going.

Brian: Absolutely.

Dave: And of course, intotomorrow.com – from our site, we'll link you to Brian's site and all of our guests here at CES in Las Vegas. Check out all the cool videos of all the interviews, our video snacks and of course our annual highlight video as well. It's all at 'intotomorrow.com'. I'm Dave Graveline back with more from Las Vegas on the Advanced Media Network.